SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                 RYANAIR WELCOMES LUTON AIRPORT EXPANSION PLANS

Ryanair, Europe's largest International Airline, today (Friday, 28th October
2005) welcomed the announcement by Luton Airport of its plans to develop a second runway and two additional terminals to allow the airport to triple passenger numbers to 30 million a year by 2020. Ryanair supports the development of low cost airport facilities in the south east, and will work closely with Luton International Airport to help it achieve these exciting plans for growing passenger numbers, jobs and investment in the Luton and Bedfordshire region.

Ryanair said that the Luton plans highlighted yet again the exorbitant waste by the BAA airport monopoly at Stansted where similar facilities are being planned but at a cost of GBP4 billion, more than double the Luton budget. Ryanair has always supported a low cost second runway at Stansted, but opposes (with the support of all other Stansted Airport users) the profligate waste on over specified facilities proposed by the BAA monopoly as it tries to maximize capital expenditure in order to jack up charges to the airlines and to passengers for the next 20 years. Ryanair has consistently campaigned for a low cost second runway and second terminal at Stansted to mirror the low cost nature of the passenger traffic using Stansted Airport.

Welcoming this week's development plans by Luton Airport, Ryanair's Chief Executive, Michael O'Leary, said:

   "This week's developments at Luton highlight again the benefit of airport competition in the south east. The fact that a privately owned company can deliver a second runway and two additional terminals at a cost of GBP1.5 billion proves yet again that the airline users at Stansted are correct in their unanimous opposition to the profligate waste by the BAA who are budgeting to spend GBP4 billion building similar facilities at Stansted.

    "The problem with BAA airports in the London region is that they operate as an effective monopoly where the regulator (the CAA) has long failed to provide effective regulation in the reasonable interest of users. The fact that the BAA at Stansted plans to spend 4 times what is necessary for the development of a second runway and second terminal, and yet is looking to the regulator to start increasing charges to the airlines and the passengers some five years before these facilities are put in place highlights the urgent need for the break up of the BAA airport monopoly.

    "Ryanair believes that air transport in the south east would benefit from the freeing up of Heathrow, Gatwick and Stansted to compete against each other, as this would lead to the development of efficient low cost facilities and a low cost airport environment to promote low fare air travel to and from London and the south east. What we have at the moment is a high cost airport monopoly in Stansted and an ineffective regulator allowing it to develop over specified and over priced Taj Mahals".

Ends.                         Friday, 28th October 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 October 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director